EXHIBIT 99.1

NEWS RELEASE

CANAGOLD APPOINTS NEW CEO AND DIRECTOR

Vancouver, Canada – August 03, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company” or “Canagold”), wishes to announce that Mr. Scott Eldridge has resigned from the position of Canagold CEO and Director as of August 02, 2022.

“On behalf of the Company and the Board, I would like to thank Mr. Scott Eldridge for his years of service to Canagold as CEO and Director. We wish Scott all the best in his future endeavors,” said Sofia Bianchi, Chair of the Board.

Following the completion of an executive search, the Company’s board of directors has unanimously approved the appointment of Mr. Catalin Kilofliski as Canagold Chief Executive Officer and the appointment of Mr. Mike Doyle as Director, effective August 03, 2022.

Catalin Kilofliski, Chief Executive Officer

Mr. Kilofliski has over 25 years of executive leadership experience and a track record of creating significant shareholder value for various mining companies. One of his most recent accomplishments, was during 2020 when he helped grow TSX.V listed Tudor Gold Corp from $30M to over $500M in market capitalization. In the last decade, he has helped raise over $300M in equity, debt and JV capital.

Mr. Kilofliski has an intimate knowledge of Canagold and the New Polaris project as he was Canagold’s CEO from 2014 to 2018. Under his leadership, Canagold was named one of the top 100 companies in BC, by BC Business.

Mike Doyle, Director

Mr. Doyle is a senior geologist and is a chartered engineer with over 35 years global experience of mining and exploration with Rio Tinto, Inmet, Wardell- Armstrong and Sun Valley Investments. He is chartered engineer and geologist and also holds an MSc in Environmental Management.

Mr. Doyle has experience across exploration, feasibility studies, environmental permitting, construction, and exploitation of small to major mining projects. While at Rio Tinto Mr. Doyle directly led the exploration team that discovered the Las Cruces deposit in southern Spain that has produced 15Mt @ 5% Cu and currently has resources of 36Mt @ 2.5% Cu equivalent.

Mr. Doyle is an executive at Sun Valley Investments where he is responsible for the company’s existing mining operations and also for reviewing potential investments in exploration and mining projects around the world. Sun Valley currently has two high grade narrow vein underground mines in production and a third in construction. One of the mines was taken from acquisition through licensing and construction to the first gold pour in just 4 years.

1

Sofia Bianchi, Chair of the Board commented: “I am delighted to welcome Catalin and Mike to our team. We now have a highly motivated management team and a board with a very high level of technical capabilities. I look forward to leveraging their wealth of experience and industry connections as we move into a new phase of growth for Canagold. On behalf of our entire team, stakeholders, and shareholders, we are excited to begin a new journey for Canagold with the common goal of advancing New Polaris project and implementing a new result driven value creation strategy.”

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. Canagold has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

On behalf of the Board of Directors

“Sofia Bianchi”

Sofia Bianchi

Chair of the Board

For further information please contact:

Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700; Tel: (604) 604-416-0337; Cell: (604) 551-2360

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

2